April 2, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Sergio Chinos

Re:	Welbilt, Inc. Registration Statement on Form S-1 File No. 333-230227

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, Welbilt, Inc. (the “Company”) hereby requests that the effective time of the Company’s Registration Statement on Form S-1 (File No. 333-230227) (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Time, on April 4, 2019 or as soon as practicable thereafter.

Please contact Boris Dolgonos of Jones Day at 212.326.3430 if you have any questions concerning the foregoing. We also respectfully request that you confirm the effectiveness of the Registration Statement with the foregoing counsel. Thank you for your attention to this matter.

Very truly yours,

/s/ Joel H. Horn
Joel H. Horn
Executive Vice President, General Counsel and Corporate Secretary

cc:	Boris Dolgonos, Jones Day